UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2026

EMPRESA DISTRIBUIDORA Y COMERCIALIZADORA NORTE S.A. (EDENOR)

(DISTRIBUTION AND MARKETING COMPANY OF THE NORTH )

(Translation of Registrant's Name Into English)

Argentina

(Jurisdiction of incorporation or organization)

Av. del Libertador 6363,

12th Floor,

City of Buenos Aires (A1428ARG),

Tel: 54-11-4346-5000

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X     Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes          No  X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

MINUTES No. 515. In the Autonomous City of Buenos Aires, on November 6, 2026, at 10:00 a.m., the Directors of EMPRESA DISTRIBUIDORA Y COMERCIALIZADORA NORTE SOCIEDAD ANÓNIMA (EDENOR S.A.) (the “Company”), Messrs. Daniel Marx, Esteban Macek, Edgardo Volosin, Federico Zin, Neil Arthur Bleasdale, Eduardo Vila, Nicolas Mallo Huergo, Maximiliano Zuddio, Augusto Cesar Borlle and Martin Jauregui, and Ms. María Belén Arrúa, meet remotely. Messrs. Carlos Cvitanich and Lisandro Vazquez Gimenez also participate on behalf of the Supervisory Committee. Dr. María José Van Morlegan, Director of Legal and Regulatory Affairs, also participates. It is hereby stated for the record that, pursuant to Section 25 of the Company’s Bylaws, which permits meetings of the Board of Directors to be held remotely, the meeting is conducted through the Microsoft Teams platform, which allows for the simultaneous transmission of sound, images and words throughout the meeting. There being a legal and statutory quorum, the meeting is called to order and the FIRST ITEM of the Agenda is considered […] Next, the SECOND ITEM of the Agenda is considered: 2°) CONSIDERATION OF THE INTERIM FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2026. Mr. Nicolás Carusoni, Partner and Manager of Price Waterhouse & Co S.R.L. (“PwC”), is invited to join the meeting and is given the floor. He reports on the scope of the work performed in connection with the financial statements under consideration. Following a brief deliberation, the Board of Directors RESOLVES to unanimously approve: (i) the approved condensed interim Financial Statements and other documentation corresponding to the three-month period ended September 30, 2026; (ii) to take note of the reports accompanying the approved condensed interim Financial Statements; and (iii) to authorize the Chairman of the Company to execute the Financial Statements corresponding to the period ended September 30, 2026. […]

Mr. Carlos Cvitanich, member of the Supervisory Committee, places on record that the meeting was held with a sufficient quorum and in accordance with the applicable legal provisions and the Company’s Bylaws. There being no further business to transact, the meeting is adjourned at 10:27 a.m.

Sign below: Daniel Marx, Esteban Macek, Edgardo Volosin, Eduardo Marcelo Vila, Ricardo Nicolás Mallo Huergo, Federico Zin, Neil Arthur Bleasdale, Maximiliano Zuddio, María Belén Arrúa, Martin Ignacio Jáuregui, Augusto César Borlle, Carlos Cvitanich and Lisandro Vázquez Giemenez.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Empresa Distribuidora y Comercializadora Norte S.A.

By:	/s/ Germán Ranftl
Germán Ranftl
Chief Financial Officer

Date: November 11, 2026